

February 15, 2011

Carolyn Hunter
President
Hunt for Travel, Inc.
90122 Hoey Road
Chapel Hill, NC 27517

> **Re:** **Hunt for Travel, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 1, 2011**
> **File No. 333-169802**

Dear Ms. Hunter:

We have reviewed your responses to the comments in our letter dated January 19, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Business Development, page 10

1. Please reconcile your disclosure on page 1 that you estimate that it will require no more than $30,000 to complete your plan of operation with your disclosure on pages 9 to 10 that seems to indicate that it will cost between $35,500 to $36,000 to complete your plan of operation or advise.

2. Please clarify what you mean by "these activities" can be accomplished for $7,500 in the second to the last sentence in the second paragraph of this section. To the extent that you are referring to advertising in magazines, estimated to cost $5,000 on page 10, and attending wedding and cruise shows, estimated to cost $2,000 on page 10, please reconcile.

3. We note your response to our prior comment 4 and reissue in part. To the extent practicable, please provide an estimate of the "minimal commissions" you plan to charge prior to April 1, 2011. In addition, please provide an estimate of the commissions you will receive from operators that "pay [you] a commission directly."

Other

4. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three and six months ended December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney Adviser

cc: Via facsimile: (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP